Exhibit 99.1

BUSINESS REPORT

(From January 1, 2017 to December 31, 2017)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2017 to December 31, 2017)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Oh, In-Hwan
Oh, In-Hwan
President and Representative Director
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Yoon, Duk-Il
Yoon, Duk-Il
Senior Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

TABLE OF CONTENTS

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

Consolidated Financial Statements may be referred to the 6-K filing submitted on February 28, 2018 (File/Film Number: 001-13368/18648952).
Separate Financial Statements may be referred to the 6-K filing submitted on February 28, 2018 (File/Film Number: 001-13368/18648967)

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”, as of March, 2018)

Business

(1)	To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2)	To engage in harbor loading and unloading, transportation and warehousing businesses;

(3)	To engage in the management of professional athletic organizations;

(4)	To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5)	To engage in leasing of real estate and distribution businesses;

(6)	To engage in the supply of district heating business;

(7)	To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8)	To engage in educational service and other services related to business;

(9)	To engage in manufacture, process and sale of non-ferrous metal;

(10)	To engage in technology license sales and engineering business; and

(11)	To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B.	POSCO Business Group

(1) Name of the Business Group: POSCO

(2) Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, Poscoene, POSCO Processing&Service, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO E&C Songdo International Building, POCA STEM Co., Ltd., POSCO Research & Technology

(a) Changes in Companies Belonging to the Business Group

- Inclusion of the Business Group:	POCA STEM Co., Ltd. (March 22, 2017)
POSCO Research & Technology (July 1, 2017)

- Exclusion of the Business Group:	POSCO ENGINEERING CO., Ltd. (March 23, 2017)
METAPOLIS Co., Ltd. (September 12, 2017)

(3) Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk

-do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates five overseas offices as follows:

United Arab Emirates (Dubai), Iran(Teheran), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Australia (Perth), and Argentina (Jujuy).

(3) Major Changes in the Board of Directors (as of March 9, 2018)

(a) Inside Directors

- New members : Chon, Jung-Son (1 year)

- Reelected members : Oh, In-Hwan, Chang, In-Hwa, Yu, Seong (1 year)

(b) Outside Directors

- New members : Kim, Sung-Jin (3 years)

- Reelected members : Bahk, Byong-Won, Kim, Joo-Hyun (1 year)

(c) Representative Directors

- Prior to March 9, 2018: Kwon, Oh-Joon, Oh, In-Hwan, and Choi, Jeong-Woo

- As of March 9, 2018: Kwon, Oh-Joon, Oh, In-Hwan, and Chang, In-Hwa

(4) Changes of the Major Shareholders of POSCO

(a) National Pension Service holds the largest number of shares of POSCO.

(b) Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018)

B. Merger, Acquisition and Handover of Businesses

(1) Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

- Date of merger : March 1, 2016

(2) Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

- Date of merger : May 1, 2016

The purpose of both mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2017)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of December 31, 2017)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,189,170	—	1,939	—	7,187,231
Special Money Trust		—	—	—	—	—

Total		7,189,170	—	1,939	—	7,187,231

*	Beginning Balance: as of December 31, 2016

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks were delegated to the Executive Management Committee.

On January 23, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 30 treasury stocks was completed on January 24, 2017.

On April 18, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 974 treasury stocks was completed on April 19, 2017.

On July 18, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 160 treasury stocks was completed on July 19, 2017.

On October 20, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 775 treasury stocks was completed on October 23, 2017.

Changes after December 31, 2017

On January 19, 2018, the Executive Management Committee resolved its plan to dispose the Treasurystocks and the actual disposal of 70 treasury stocks was completed on January 22, 2018.

5. Voting Rights

(As of December 31, 2017)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,187,231	*Treasury Stock 7,187,231 shares
(3) Shares with Voting Rights	79,999,604	—

6. Earnings and Dividend

(In millions of KRW)
	2017	2016	2015
(Consolidated) Net Profit	2,790,106	1,363,310	180,647
Earnings per Share (KRW)	34,464	16,627	1,845
Cash Dividend Paid	639,991	639,978	639,961
(Consolidated) Pay-out Ratio (%)	22.9	46.9	354.3
Dividend per Share (KRW)	8,000	8,000	8,000
Dividend Yield (%)	2.4	3.1	4.5

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2017		2016		2015
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	30,230,368	3,628,314	26,844,154	2,946,533	28,292,824	1,875,891
Trading	20,802,207	315,201	16,774,078	249,196	18,315,487	191,800
Engineering & Construction	6,886,606	414,988	6,768,348	(514,561)	8,515,780	265,891
Others	2,735,919	263,331	2,696,933	163,157	3,068,254	76,461

Total	60,655,100	4,621,834	53,083,513	2,844,325	58,192,345	2,410,043

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
Category	2017		2016		2015		2014
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	71.1	100	68.6	100	69.7	100	71.5	100
POSCO	37.2	52.3	37.5	54.7	38.0	54.5	37.7	52.7
Others	33.9	47.7	31.1	45.3	31.7	45.5	33.8	47.3

Source: Korea Iron and Steel Association

B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

1) Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1) Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(h)	The project was temporarily suspended because India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2) Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	Indian Supreme Court granted the transformation of the forest land on the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarilysuspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2) Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Construction completed and production of slabs commenced (June, 2016)

(3) Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(e)	Electric generation work commenced (July, 2015)

(f)	Test run of operation (December, 2015)

(g)	Construction of Continuous Galvanizing Line completed (June, 2016)

(4) Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Steel-frame work commenced (January, 2016)

(d)	Electric generation work commenced (May, 2016)

(e)	Test run of operation (December, 2016)

(f)	Construction of No.7 Continuous Galvanizing Line completed (April, 2017)

(5) Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Electric generation work commenced (September, 2016)

(d)	Test run of operation (December, 2016)

(e)	Construction completed (February, 2017)

(6) Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

(c)	Termination JV Agreements (September, 2017)

(d)	Liquidation of Steel mills set off (November, 2017)

2) Trading

A. Market Share

		(Millions of Dollars)
Category	2017	2016	Growth rate
All Trading Companies in Korea	573,694	495,426	15.8%
POSCO Daewoo	7,195	5,970	20.5%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO Daewoo and its subsidiaries engage in three major business segments; trading, oversea infra-project implementation and resource development. First, it engages in the trading of a wide range of products from steel, automotive and components, machinery and industrial electronics to non-ferrous metal, food resources, chemicals, commodities and textiles, with both local and international customers. Second, it also actively leads the implementation of overseas projects such as the EPC project and the independent power project (IPP) as a project organizer. Third, it has engaged in overseas resource development projects in oil, gas, mineral and food resources, Furthermore, POSCO Daewoo is actively expanding its business spectrum into manufacturing, logistics and real estates development for further growth. In addition, it boasts its global network capability with its 86 overseas offices globally.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. In December 2016, POSCO ENGINEERING CO., LTD. entered into an agreement of merger with its parent company, POSCO Engineering & Construction Co. Ltd., to create synergies in an increasingly competitive construction industry through complementary cooperation between the companies.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants globally.

B. POSCO ICT

POSCO ICT is established for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMTECH

POSCO CHEMTECH, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMTECH is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel supplementary materials, including aluminum deoxidizers and molybdenum and steel products packagings. POSCO M-TECH expanded its ferro/nonferrous alloy refining business through consigned operation and management of the magnesium plants, ferrosilicon plants, Fe power plants and FeMn plants. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

3. Key Products

A. Sales of Key Products

		(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	77,227	16.22%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	163,919	34.43%
	Stainless Steel Products	Western tableware, etc.	99,678	20.94%
	By-Product	Plates, Wire rods, etc.	135,290	28.41%
	Gross Sum		476,114	100.00%
	Deduction of Internal Trade		(173,810)	—

	Sub Total		302,304	—

Trading	Steel, Metal		279,100	80.02%
	Chemical, Strategic Item, Energy		12,741	3.65%
	Others		56,941	16.33%
	Gross Sum		348,782	100.00%
	Deduction of Internal Trade		(140,760)	—

	Sub Total		208,022	—

Engineering & Construction	Domestic Construction	Architecture	32,375	44.44%
		Plant	6,874	9.44%
		Civil Engineering	6,418	8.81%
	Overseas Construction		15,056	20.67%
	Owned Construction		7,654	10.50%
	Others		4,478	6.14%
	Gross Sum		72,855	100.00%
	Deduction of Internal Trade		(3,989)	—

	Sub Total		68,866	—

Others	Electricity Sales, etc.		52,846	100.00%
	Deduction of Internal Trade		(25,487)	—

	Sub Total		27,359	—

Total Sum			606,551	—

B. Price Fluctuation Trend of Key Products

	(In thousands of KRW/ Tons, kWh)
Business Area	Products	2017	2016	2015
Steel	Hot-rolled Product (HR)	641	510	553
	Cold-rolled Product (CR)	791	677	719
Others	Electric Power	93	86	105
	Lime	106	113	117

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Fluctuations

The price for steel products has increased during the 2017 primarily due to an increase in the price of raw materials in the second half of 2016.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	109,371 (43.7%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	84,691 (33.8%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	56,223 (22.5%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	2,484 (19.8%)
		Steel Pile	Foundation of Structure	96 (0.8%)
		Steel Reinforcement	Strengthening Concrete	1,639 (13.0%)
		Cable	Electricity Transfer	174 (1.4%)
		Others	Construction of Pipe and Structure etc.	8,175 (65.0%%)
Others	Raw Materials	LNG	Material for Power Generation	8,243 (34.6%%)
		Limestone	Production of Lime	988 (4.1%)
		Others	Engineering business etc.	14,618 (61.3%)

B. Price Fluctuation Trend of Major Raw Materials

	(In thousands of KRW)
Business Area	Category	2017	2016	2015
Steel	Iron Ore(per ton)	81	68	63
	Coal(per ton)	246	133	116
	Scrap Iron(per ton)	344	262	274
	Nickel(per ton)	11,763	11,151	13,392
Engineering & Construction	Ready-mixed Concrete (per m3)	61	61	59
	Steel Pile (per m)	50	49	39
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	661	592	760
	Lime (per ton)	19	20	20

[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

(In US Dollars/ Tons)
	‘17 4Q	‘17 3Q	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	‘15 4Q	‘15 3Q	‘15 2Q	‘15 1Q
Trend of International Benchmark Price (Free On Board, “FOB”)	57	64	57	79	65	53	51	45	42	49	54	58

(2) Coal

(In US Dollars/ Tons)
	‘17 4Q	‘17 3Q	’17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	‘15 4Q	‘15 3Q	‘15 2Q	‘15 1Q
Trend of International Benchmark Price (FOB)	204	189	191	285	200	92.5	84	81	89	93	109.5	117

(3) Scrap Iron

(In US Dollars/ Tons)
	‘17 4Q	‘17 3Q	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	‘15 4Q	‘15 3Q	‘15 2Q	‘15 1Q
Trend of Purchase Price (Cost and Freight, “CFR”)	344	322	268	284	253	227	235	187	219	225	256	268

(4) Nickel

	‘17 4Q	‘17 3Q	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	‘15 4Q	‘15 3Q	‘15 2Q	‘15 1Q
Trend of London Metal Exchange (“LME”) Cash Price	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
	5.25/lb	4.78/lb	4.18/lb	4.66/lb	4.90/lb	4.66/lb	4.00/lb	3.86/lb	4.28/lb	4.79/lb	5.90/lb	6.50/lb
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
	11,584/ton	10,528/ton	9,225/ton	10,271/ton	10,810/ton	10,265/ton	8,823/ton	8,499/ton	9,437/ton	10,561/ton	13,008/ton	14,338/ton

[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, SPS400, 406, 4x7.9T
Steel Reinforcement	High Tensile Deformed Bar SD40 D10
Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

* Electricity price is affected by the raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

5. Production and Facilities

A. Production Capacity

[Steel]

(Thousands of Tons)
Business Area	Products	2017	2016	2015
Steel	Crude Steel	47,590	47,590	47,610

[Others]

			(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2017	2016	2015
Power Generation	Electric Power	Inchon	3,412	3,412	3,412
		Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

				(Thousands of Tons)
Products		2017	2016	2015
Crude Steel		42,193	42,199	42,027
Products	Hot-Rolled Products	8,731	10,560	9,399
	Plate	6,512	6,429	6,471
	Wire Rod	2,830	2,803	2,771
	Pickled-Oiled Steel Sheets	3,005	3,022	2,816
	Cold-Rolled Products	8,370	8,462	9,219
	Coated Steel	6,249	6,510	6,170
	Electrical Steel	1,028	1,080	1,170
	Stainless Steel	2,697	2,571	2,401
	Others	6,359	4,327	3,775

	Total	45,781	45,764	44,192

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

(2) Capacity Utilization Rate for the for the third quarter of fiscal year of 2017

				(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	42,390	37,207	87.8%
	Zhangjiagang Pohang Stainless Steel	1,100	1,159	105.4%
	PT.KRAKATAU POSCO	3,000	2,922	97.4%
	POSCO SS-VINA	1,100	905	82.3%

	Total	47,590	42,193	88.7%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

(Gwh, Thousands of Tons)
Business Area	Products	2017	2016	2015
Power Generation	Electric Power	13,774	15,362	15,754
Lime	Lime	2,406	2,472	2,437

(2) Capacity Utilization Rate for the third quarter of fiscal year of 2017

(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	8,760	3,998	45.6%
		Gwangyang	8,760	8,222	93.9%
		Pohang	8,760	7,361	84.0%
Lime	Lime		2,190	2,406	109.9%

C. Production Facilities

[Land]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,125,327	31,005	(218,048)	—	1,938,284
Trade	27,221	134,691	(874)	—	161,038
Engineering & Construction	40,467	2,869	(17,791)	—	25,545
Others	408,193	5,777	(11,187)	—	402,783

[Building]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,313,396	302,581	(410,912)	(318,915)	3,886,150
Trade	92,227	430,012	(87,154)	(6,151)	428,934
Engineering & Construction	104,816	364,176	(368,911)	(10,257)	89,824
Others	485,192	26,987	(13,861)	(26,208)	472,110

[Structures]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,631,013	121,573	(85,048)	(195,821)	2,471,717
Trade	1,765	32,134	(11,942)	(969)	20,988
Engineering & Construction	49,082	284	(2,500)	(31,835)	15,031
Others	226,620	57,674	(8,574)	(17,604)	258,116

[Machinery and Equipments]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,570,993	3,578,920	(2,503,840)	(2,021,262)	16,624,811
Trade	278,206	343,289	(191,960)	(31,955)	397,580
Engineering & Construction	26,909	8,914	(21,647)	(5,673)	8,503
Others	2,442,283	120,343	(67,018)	(158,545)	2,337,063

[Vehicles]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	28,916	19,753	(13,740)	(12,869)	22,060
Trade	4,651	6,515	(4,753)	(1,372)	5,041
Engineering & Construction	8,090	7,867	(8,057)	(6,080)	1,820
Others	5,042	3,594	(2,677)	(2,019)	3,940

[Tools and Fixtures]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	58,887	84,013	(77,100)	(19,633)	46,167
Trade	1,555	54,030	(43,597)	(3,543)	8,445
Engineering & Construction	1,327	6,170	(5,822)	(787)	888
Others	9,611	12,472	(9,367)	(4,576)	8,140

[Equipment]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	81,636	69,712	(57,955)	(25,596)	67,797
Trade	13,171	51,294	(20,262)	(5,623)	38,580
Engineering & Construction	6,264	39,709	(38,590)	(3,167)	4,216
Others	31,335	25,845	(8,304)	(14,030)	34,846

[Financial Lease Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	92,142	2,881	(10,939)	(6,111)	77,973
Trade	17,736	8,282	(2,833)	(3,298)	19,887
Engineering & Construction	1,152	4,705	(1,042)	(922)	3,893
Others	47,983	—	—	(4,479)	43,504

[Biological Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	—	70,345	—	(4,830)	65,515
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

[Assets under Construction]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,009,648	1,623,341	(1,946,627)	(36,706)	1,649,656
Trade	404,989	188,451	(478,028)	—	115,412
Engineering & Construction	17,888	33,460	(13,149)	—	38,199
Others	104,607	171,436	(186,964)	—	89,079

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]

				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	April, 2014 ~ December, 2018	Establishment of SNG Plant	11,940	11,604	336
		February, 2016 ~ October, 2019	G) Supplementation of #4 hot rolled facilities P) Rationalization of #2 FINEX	14,701	4,164	10,537
		Jun, 2011 ~February, 2019	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc.	4,331	3,972	359
POSCO COATED & COLOR STEEL Co., Ltd.	Establishment	March, 2017 ~ December, 2018	Installation of no.4 CCL	390	142	248
PT. KRAKATAU POSCO	Establishment	2017-04 ~2019-06	Establishment of muti-purpose gas holder	224	44	180

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Others]

				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion	January, 2017 ~ December, 2017	Expansion of Smart Management Server For Smart Management Operation Efficiency, etc	237	237	0
The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans

				(In hundred millions of KRW)
Business	Company			Planned Investments
		Project		2018	2019	2020
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	916	5,845	5,943
			Capacity Increase	2,052	7,287	8,134
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities	Investment in high quality products	0	109	47
Trade	POSCO Daewoo Corporation	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	101	10	0
	DAEWOO TEXTILE LLC	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	15	88	54
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment in Smart IT business	60	60	—
			Investment in POSCO Cyber Physical Systems	207	64	—
			Diagnosis equipment	85	92
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	88	99	110

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

6. Product Sales

[Steel]

(In hundred millions of KRW)
Items		2017	2016	2015
Domestic	Hot-Rolled Products	42,950	33,178	30,799
	Cold-Rolled Products	38,298	34,869	38,418
	Stainless Steel	24,798	22,733	22,365
	Others	66,555	69,133	79,113
Export	Hot-Rolled Products	34,277	36,143	41,505
	Cold-Rolled Products	125,622	109,514	100,565
	Stainless Steel	74,880	69,535	71,530
	Others	68,734	53,957	64,073
Total	Gross Sum	476,114	429,062	448,368
	Internal Transaction	(173,810)	(160,620)	(165,440)

	Total	302,304	268,442	282,928

[Trading]

		(In hundred millions of KRW)
Items		2017	2016	2015
Domestic	Merchandise	44,254	6,026	6,833
	Product	4,585	—	—
	Others	2,506	397	244
Export	Merchandise	234,411	74,529	81,379
	Product	23,973	126	57
	Others	10,848	498	606
Trades among Korea, China & Japan		28,205	182,625	180,956
Gross Sum		348,782	264,201	270,075
Internal Transaction		(140,760)	(96,460)	(86,920)

Total		208,022	167,741	183,155

[Engineering & Construction]

			(In hundred millions of KRW)
Items			2017	2016	2015
Construction Contract Revenue	Domestic	Architecture	32,375	24,964	25,302
		Plant	6,874	14,104	15,381
		Civil Engineering	6,418	6,699	8,653
	Overseas		15,056	15,951	39,001
Own Construction			7,654	6,048	7,187
Other Subsidiary company sales			4,478	7,054	3,154
Gross Sum			72,855	74,820	98,678
Internal Transaction			(3,989)	(7,137)	(13,521)

Total			68,866	67,683	85,157

[Others]

	(In hundred millions of KRW)
Items	2017	2016	2015
Electric Power	27,359	26,970	30,683

7. Derivatives

We purchased forward exchange contracts to hedge the exchange rate risk for foreign currency loans. As of December 31, 2017, we assessed the fair value of our forward exchange contracts to be USD 0.7 Billion (expiring October 2020), USD 0.55 billion (expiring April 2021), and JPY 40 billion, and we recognized KRW 155,080 million of net losses of such contracts

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015

POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.

	Sales of shares in POSCO ENGINEERING & CONSTRUCTION	June, 2015

- POSCO entered into a contract to sell its 38% interest in the total outstanding common stocks of POSCO Engineering & Construction Co., Ltd. to Public Investment Fund of the Ministry of Finance in Saudi Arabia(PIF) for the (i)sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, and (ii)POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF

- Sale of shares of POSCO E&C to PIF was completed (September 30).

	Small scale merger with POSHIMETAL Co.,Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger(expected): May 16, 2016

	JV Agreement for Construction of Steel mills for cold rolled steel products and plated steel products	April, 2016

Purpose: Expasion of sales of automotive steel in Southwest province of China

POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co.Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

-   Execution of JV Agreements (April 6, 2016) 2016-04-06

-   Termination JV Agreements (September, 2017)

-   Liquidation of Steel mills set off (November 3, 2017)

POSCO DAEWOO CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1) Contract Parties

-   Seller: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

-   Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

-   Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

-   Gas production period is expected to be approximately 30 years.

-   Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4) Remarks

-   CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

-   Related Public Announcements: December 26, 2008; December 3, 2008; June 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc.)	August, 2009

1) Total Investment: KRW 2,095,727,800,000

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

-   Location: the north-western offshore and onshore in Myanmar

-   Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

-   Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

-   The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

-   Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

-   Participants: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

	Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2) Other information

- The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

- The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

- The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

- Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

	Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

- The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July, 2013

1) Building

- Name: NEATT (North East Asia Trade Tower)

- Location: Songdo, Incheon, Korea

2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3) Closing Date: July 31, 2014 (tentative)

4) Miscellaneous

- Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO Daewoo merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spinoff from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSMATE	Capital Reduction	September, 2017

(1) Date : November 1, 2017

(2) Way of Capital Reduction: Paid capital reduction(Stock cancellation)

(3) Reason : Increase shareholders’ value improvement of holding structure

(4) Total amount : KRW 48,087 million

POSCO ENERGY	Agreement of stock acquisition	June, 2014

1) Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2) Signed Date : June 25, 2014

3) Amount : KRW 431,093 million

4) Purpose : Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

	Contract on Off-gas Power Plant	December, 2017

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp. etc.)

2) Signed Date : December 19, 2017

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technology Management Office
Gwangyang Research Lab.
Engineering Solution Office
Pohang Research Lab.
New Business Office
Energy & Environment Business Office
Steel Solution Marketing Office
	POSCO COATED & COLOR STEEL		R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		R&D Center

	POSCO Thainox Public Company Ltd.		Product Testing Laboratory(LAB) Team

Trading	POSCO Daewoo Corporation		Electric Power Train Development Group Stainless Quality Technology Group

Engineering & Construction	POSCO Engineering & Construction		R&D Center
	POSCO A&C		R&D Center

Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department
	POSCO ICT		R&D Center
	POSCO CHEMTECH		R&D Center, Cathode Material Research Department
	POSCO M-TECH CO., LTD.		R&D Center
	PNR CO., Ltd.		Quality Innovation Department

	POSCO ESM		R&D Center

B. R&D Expenses for the third quarter of fiscal year of 2017

(In millions of KRW)
	Business Area
Category	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	91,755	2,512	4,027	27,501	125,795
Manufacturing Cost	355,235	—	3,138	2,720	361,093
R&D Cost (Intangible Assets)	31,343	—	(2,180)	4,331	33,494

Total	478,333	2,512	4,985	34,552	520,382

R&D/Sales Ratio	1.58%	0.01%	0.07%	1.26%	0.86%

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2015, 2016 and 2017

		(In millions of KRW)
Account	2017	2016	2015
[Current Assets]	31,127,418	29,303,834	29,180,889
Cash & Cash equivalents	2,612,530	2,447,619	4,870,185
Other Receivables, net	1,636,006	1,539,742	1,679,879
Other Short-term Financial Assets	7,045,880	5,224,911	3,910,387
Accounts Receivables, net	8,950,548	9,786,927	9,595,935
Inventories	9,950,955	9,051,721	8,225,205
Other Current Assets	931,499	1,252,914	899,298
[Non-current Assets]	47,897,541	50,459,161	51,227,870
Other Receivables, net	879,176	762,912	863,258
Other Long-term Financial Assets	1,911,684	2,657,692	2,341,460
Investments in Associates and Joint Ventures	3,557,932	3,882,389	3,945,333
Tangible Assets, net	31,883,535	33,770,339	34,522,855
Good Will & Other Intangible Assets, net	5,952,269	6,088,729	6,405,754
Other Non-current Assets	3,712,945	3,297,100	3,149,210

Total Assets	79,024,959	79,762,995	80,408,759

[Current Liabilities]	18,946,016	18,915,396	20,130,926
[Non-current Liabilities]	12,614,935	15,009,204	15,207,611

Total Liabilities	31,560,951	33,924,600	35,338,537

[Controlling Interest]	43,732,877	42,373,438	41,235,350
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,412,565	1,397,791	1,383,623
Hybrid bond	996,919	996,919	996,919

Retained Earnings	43,056,600	41,173,778	40,501,059
Other Controlling Interest	(2,215,610)	(1,677,453)	(2,128,654)
[Minority Interest]	3,731,131	3,464,957	3,834,872

Total Shareholders’ Equity	47,464,008	45,838,395	45,070,222

Total Sales	60,655,100	53,083,513	58,192,345

Operating Income	4,621,834	2,844,325	2,410,043
Consolidated Net Profit	2,973,469	1,048,169	(96,181)
[Controlling Interest]	2,790,106	1,363,310	180,647
[Minority Interest]	183,363	(315,141)	(276,828)
Consolidated Total Comprehensive Income	2,412,311	1,502,416	(258,311)
[Controlling Interest]	2,218,278	1,822,533	33,016
[Minority Interest]	194,033	(320,117)	(291,327)
Earnings Per Share	34,464	16,627	1,845
Number of Consolidated Companies	180	199	214

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of December 31, 2017, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the nine-month period ended December 31, 2017, and Notes

2. Separate Financial Statements

A. Summary of Fiscal Years of 2015, 2016 and 2017

	(In millions of KRW)
Account	2017	2016	2015
[Current Assets]	14,840,421	11,732,676	11,427,639
Cash & Cash equivalents	332,405	120,529	1,634,106
Trade Accounts & Notes Receivable(net)	3,867,714	3,216,209	2,740,104
Other Receivables, net	210,230	246,061	246,431
Other Short-term Financial Assets	5,824,087	4,130,963	3,326,012
Inventories	4,543,533	3,995,291	3,427,011
Other Current Assets	62,452	23,623	53,975
[Non-current Assets]	38,851,837	40,323,077	39,881,770
Other Receivables, net	62,421	87,669	93,757
Other Long-term Financial Assets	1,393,316	2,145,570	1,804,374
Investments in Subsidiaries, Associates, and Joint Ventures	15,098,856	15,031,385	15,737,287
Tangible Assets, net	21,561,270	22,257,409	21,514,149
Good Will & Other Intangible Assets, net	528,074	508,890	490,762
Other Non-current Assets	207,900	292,154	241,441

Total Assets	53,692,258	52,055,753	51,309,409

[Current Liabilities]	3,570,148	2,697,252	3,817,678
[Non-current Liabilities]	4,180,655	5,029,054	4,466,173

Total Liabilities	7,750,803	7,726,306	8,283,851

[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,156,429	1,156,303	1,247,581
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	44,605,368	42,943,050	41,862,570
[Other Equity]	(1,299,664)	(1,249,228)	(1,563,915)

Total Shareholders’ Equity	45,941,455	44,329,447	43,025,558

Total Sales	28,553,815	24,324,933	25,607,221

Operating Income	2,902,453	2,635,337	2,238,249
Net Income	2,545,685	1,785,046	1,318,271
Earnings per share(KRW)	31,409	21,899	16,067

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of December 31, 2017, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the nine-month period ended December 31, 2017, and Notes.

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors (as of March 31, 2018)

Our board of directors has the ultimate responsibility for the management of our business affairs. Our board consists of five directors who are our executive officers (“Inside Directors”) and seven directors who are outside directors (“Outside Directors”). Our shareholders elect both the Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications, and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Inside Director (“Director Candidate Recommendation and Management Committee”) after the committee reviews such candidates’ qualifications. Pursuant to the Korean Commercial Act and the Company’s Articles of Incorporation, any shareholder holding our outstanding shares with voting rights may suggest a candidate or candidates for Outside Directors to the Director Candidate Recommendation and Management Committee.

Our board of directors maintains the following five sub-committees(as of March 31, 2018):

(a) Director Candidate Recommendation and Management Committee;

(b) Evaluation and Compensation Committee;

(c) Finance and Related Party Transactions Committee;

(d) Executive Management Committee; and

(e) Audit Committee.

Composition of the Special Committees under the Board of Directors and their Functions (as of December 31, 2017)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Myung-Woo (Chairman) Kim, Shin-Bae Chang, Seung-Wha Choi, Jeong-Woo

- Reviews the qualifications of potential candidates for Directors

- Proposes nominees for the Outside Directors

- Advances the nomination process for the CEO among the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Shin, Chae Chol (Chairman) Kim, Joo-Hyun Kim, Shin-Bae Chung, Moon-Ki	- Executes management succession and development plans - Establishes evaluation procedures of directors - Reviews the retirement procedures and distribution of the allowance for directors
Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Lee, Myung-Woo (Chairman) Shin, Chae Chol Bahk, Byong-Won Oh, In-Hwan Chang, In-Hwa

- Advances deliberation of new investments in other companies

- Revises the internal regulations regarding the operation of the Board of Directors

- Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Joo-Hyun (Chairman) Chung, Moon-Ki Chang, Seung-Wha	- Audits the accounting system and business operations
- Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders
Related Party Transactions Committee	3 Outside Directors	Kim, Joo-Hyun (Chairman) Chung, Moon-Ki Chang, Seung-Wha

- Reviews matters related to the internal transactions under the MRFTA. -Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

- Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Oh, In-Hwan Choi, Jeong-Woo Chang, In-Hwa, Yu, Seong

- Oversees decisions with respect to our operational and management matters

- Reviews management’s proposal for new strategic initiatives
- Reviews deliberation over critical internal matters related to the organization structure and development of personnel

- Reviews and revises work and welfare policies

Partial Amendments to Articles of Incorporation and Improvement of operation of the Board of the Directors. (as of March 9, 2018)
○	Number of the Directors :

at least three (3) but no more than twelve (12)

–	at least three (3) but no more than thirteen (13) Directors (Outside Directors shall be eight (8) persons or less and Inside Directors shall be five (5) persons or less.)

○	Reorganization of Special Committees : Integration and streamlining of the Special Committees Director Candidate.

Recommendation Committee, Finance and Operation Committee, Related Party Transactions Committee

–	Director Candidate Recommendation and Management Committee, Finance and Related Party Transactions Committee

○	Enforcement of delegation to special committee : Agendas under annual Management Plan are delegated to special

Committee

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Bahk, Byong-Won (Chairman) Kim, Joo-Hyun Chang, Seung-Wha Chon, Jung-Son

- Reviews the qualifications of potential candidates for Directors

- Proposes nominees for the Outside Directors

- Advances the nomination process for the CEO among the Inside Directors and members of the special committees

- Reviews operational matters of our board of directors

Evaluation and Compensation Committee	4 Outside Directors	Lee, Myung-Woo (Chairman) Kim, Shin-Bae Chung, Moon-Ki Kim, Sung-Jin	- Executes management succession and development plans - Establishes evaluation procedures of directors - Reviews the retirement procedures and distribution of the allowance for directors
Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Directors	Lee, Myung-Woo Kim, Shin-Bae Kim, Sung-Jin Oh, In-Hwan

- Advances deliberation of new investments in other companies

- Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

- Reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act

Audit Committee	3 Outside Directors	Chung, Moon-Ki (Chairman) Bahk, Byong-Won Chang, Seung-Wha

- Audits the accounting system and business operations
- Examines the agenda for financial statements and

other reports to be submitted by the Board of Directors at each general meeting of shareholders

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Oh, In-Hwan Chang, In-Hwa Yu, Seong Chon, Jung-Son

- Oversees decisions with respect to our

operational and management matters

- Reviews management’s proposal for new

strategic initiatives
- Reviews deliberation over critical internal matters

related to the organization structure and development

of personnel

- Reviews and revises work and welfare policies

(2) List of Outside Directors (As of December 31, 2017)

Name	Experience	Relation with Majority Shareholder	Remarks

Bahk, Byong-Won	- (Present) Chairman , Korea Employer’s Federation - President, National Happiness Fund - Chairman, Korea Federation Bank	None	Chairman of Board of Directors

Shin, Chae-Chol	- President and Representative Director, LG CNS - President and Representative Director, IBM Korea	None

Lee, Myoung-Woo	- (Present) President and Representative Director, Dongwon Industry - Vice Chairman, Iriver - CEO and Representative Director, SONY Korea	None

Kim, Joo-Hyun	- (Present) President, Financial News - Head of Korea Institute of Future, Kookmin University - President&CEO and Head of Business Strategy Division, Hyundai Research Institute	None

Kim, Shin-Bae	- Vice Chairman, SK Group - Vice Chairman and President Director, SK C&C - President, Korea IoT(Internet of Things) Association - President and CEO, SK Telecom	None

Chung, Moon-Ki	- (Present) Associate Professor in Accounting, Sungkyunkwan University - Partner and Chief Quality Officer, Samil PwC - Committee Member, Accounting Review Committee of Financial Supervisory Service	None

Chang, Seung-Wha	- (Present) Professor of Law, Seoul National University - (Present) Member, International Chamber of Commerce(ICC) Court of Arbitration - Appellate Body Member, World Trade Organization(WTO)	None

List of Outside Directors (As of March 31, 2018)

Name	Experience	Relation with Majority Shareholder	Remarks

Kim, Joo-Hyun	- (Present) President, Financial News - Head of Korea Institute of Future, Kookmin University - President&CEO and Head of Business Strategy Division, Hyundai Research Institute	None	Chairman of Board of Directors

Lee, Myoung-Woo	- (Present) President and Representative Director, Dongwon Industry - Vice Chairman, Iriver - CEO and Representative Director, SONY Korea	None

Bahk, Byong-Won	- (Present) Chairman , Korea Employer’s Federation - President, National Happiness Fund - Chairman, Korea Federation Bank	None

Kim, Shin-Bae	- Vice Chairman, SK Group - Vice Chairman and President Director, SK C&C - President, Korea IoT(Internet of Things) Association - President and CEO, SK Telecom	None

Name	Experience	Relation with Majority Shareholder	Remarks

Chung, Moon-Ki	- (Present) Associate Professor in Accounting, Sungkyunkwan University - Partner and Chief Quality Officer, Samil PwC - Committee Member, Accounting Review Committee of Financial Supervisory Service	None

Chang, Seung-Wha	- (Present) Professor of Law, Seoul National University - (Present) Member, International Chamber of Commerce(ICC) Court of Arbitration - Appellate Body Member, World Trade Organization(WTO)	None

Kim, Sung-Jin	- (Present) Adjunct Professor at Department of Economics, Seoul National University - Minister of Maritime Affairs and Fisheries - Administrator of the Small and Medium Business Administration	None

(3) List of Key Activities of the Board of Directors (January 1, 2017 ~ December 31, 2017)

Session	Date	Agenda	Approval

2017-1	January 25

1. Approval of the financial statements for the 49th fiscal year and the convocation schedule for the 49th General Meeting of Shareholders

2. Recommendation of a candidate for the Inside Director position (Candidate for the Chief Executive Officer)

All 2 Cases Approved

2017-2	February 17	1. Agenda for the 49th General Meeting of Shareholders 2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	All 2 Cases Approved

2017-3	March 10

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Appointment of the Chief Executive Officer

4. Designation of Representative Directors and presenting positions to Inside Directors

All 4 Cases Approved

2017-4	May 12

1. Disposal of the investment purpose available-for-sale stocks

2. Dividend policy and declaration of first quarter dividend for the fiscal year of 2017*

3. Disposal of shares of POSCO Thainox

4. Contribution to POSCO Educational Foundation

5. FY 2017 Transaction Plans with affiliates

6. Modification on Directors’ compensation system and performance evaluation

All 6 Cases Approved (*Amended)

2017-5	August 1	1. Declaration of the second quarter dividend for the fiscal year of 2017 2. Improvement of operation of the Board of the Directors* 3. Acquisition of a certain number of a lithium company’s shares	All 3 Cases Approved (*Amended)

2017-6	November 3

1. Declaration of the third quarter dividend for the fiscal year of 2017

2. Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech

3. Supplementation of #4 hot rolled facilities in Gwangyang Works

4. Improvement of operation of the Board of the Directors

All 4 Cases Approved

2017-7	December 8	1. Mid-term Business Strategy and FY2018 Management Plan 2. Year-end donation for the underprivileged 3. Revision of Remuneration of Directors	All 3 Cases Approved

Changes After December 31, 2017 (January 1, 2018~March 31, 2018)

Session	Date	Agenda	Approval

2018-1	January 24

1. Approval of the financial statements for the 50th fiscal year and the convocation schedule for the 49th General Meeting of Shareholders

2. Partial Amendments to Articles of Incorporation

3. Silo lease contract with POSCO-TERMINAL Co., Ltd

All 3 Cases Approved

2018-2	February 13	1. Agenda for the 50th General Meeting of Shareholders 2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	All 2 Cases Approved

2018-3	March 9

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Designation of Representative Directors and presenting positions to Inside Directors

4. Commemoration business plan for POSCO’s 50th anniversary

All 4 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2017 ~ March 31, 2018)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks

2017-1	January 25	6 (6)	—

2017-2	February 17	6 (6)	—

2017-3	March 10	7 (7)	—

2017-4	May 12	7 (7)	—

2017-5	August 1	7 (7)	—

2017-6	November 3	7 (7)	—

2017-7	December 8	7 (7)	—

2018-1	January 24	7 (7)	—

2018-2	February 13	7 (7)	—

2018-3	March 9	7 (7)	—

(4) Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2017 ~ March 10, 2017)

Date	Agenda	Approval

February 2, February 15, February 17, 2017	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved

February 17, 2017	2. Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)	—

March 10, 2017	1. Appointment of Special Committee Members 2. Appointment of the Representative Directors	— —

Major Activities of Director Candidate Recommendation Committee (March 10, 2017~March 8, 2018)

Date	Agenda	Approval

March 10, 2017	1. Appointment of the Chairman of Director Candidate Recommendation Committee	Approved

December 8, 2017	1. Plan for Outside Director Candidates Advisory Group	Approved

February 7, February 13, 2018	1. Qualification Assessment and Recommendation of Outside Director Candidates 2. Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)	Approved —

Major Activities of Director Candidate Recommendation and Management Committee (March 9, 2018~March 31, 2018)

Date	Agenda	Approval

March 10, 2018	1. Appointment of the Chairman of Director Candidate Recommendation Committee 2. Appointment of the Representative Directors	Approved —

(b) Major Activities of Evaluation and Compensation Committee (January 1, 2017 ~ March 8, 2018)

Date	Agenda	Approval

January 25, 2017	1. Evaluation of the management result for the fiscal year of 2016	Approved

February 17, 2017	1. Amendment of the limit of the total remuneration for the Directors for the fiscal year of 2017	—

May 12, 2017	1. Modification on Directors’ compensation system and performance evaluation	—

December 8, 2017	1. Revision of Remuneration of Directors	—

January 23, January 24, 2018 January 23, 2018	1. Modification on Directors’ long-term performance evaluation* 2. Evaluation of the management result for the fiscal year of 2017	All 2 Cases Approved (*Amended)

February 13, 2018	1. Evaluation plan of the management result for the fiscal year of 2018	Approved

(c) Major Activities of Finance and Operation Committee (January 1, 2017 ~ March 9, 2018)

Date	Agenda	Approval

May 12, 2017	1. Disposal of the investment purpose available-for-sale stocks 2. Plan for the payment guarantee for NMC 3. Approval of extension of the payment guarantee for POSUK.	— Approved Approved

August 1, 2017	1. Improvement of operation of the Board of the Directors 2. Acquisition of a certain number of a lithium company’s shares	— —

November 3, 2017	1. Improvement of operation of the Board of the Directors 2. Donation of shares of Songdo POSCO Family Housing	— Approved
December 8, 2017	1. Year-end donation for the underprivileged 2. Donation for recovery of earthquake in Pohang-city 3. Approval of Short-Term Credit Line Limit in 2018	— Approved Approved
January 4, 2018	1. Investment of Joint venture for Anode material business in Chile	Approved

January 24, 2018	1. Establishment of Joint venture for Anode material business in China	Approved

(d) Major Activities of Related Party Transaction Committee (January 1, 2017 ~ March 8, 2018)

Date	Agenda	Approval

January 24, 2017	1. Review of and Plan for the operation of the Fair Trading Program	—

February 16, 2017	1. Change in Director for voluntary compliance of Fair Trade	Approved

May 8, 2017	1. Contribution to POSCO Educational Foundation	—

July 17, 2017	1. Review of operation of the Fair Trading Compliance Program for the first half of 2017	—

Date	Agenda	Approval
November 1, 2017	1. Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech	—

January 23, 2018	1. Change in Director for voluntary compliance of Fair Trade	—
	2. Silo lease contract with POSCO-TERMINAL Co., Ltd	—
	3. Contribution to Labor Welfare Fund	Approved

February 12, 2018	1. Review of and Plan for the operation of the Fair Trading Program	—

(e) Major Activities of Executive Management Committee (January 1, 2017 ~ March 31, 2018)

Session	Date	Agenda	Approval
2017-1	January 23	1. Sale of shares in Dongkuk Industries	Apporved
		2. Disposal of treasury stocks as Employee Award	Apporved
		3. Improvement of waste heat energy recovery for sintering cooling facility #3 in Pohang Works	Apporved
		4. Improvement of Converter flue gas processing facility in #1 Steelmaking Plant in Gwangyang Works	Approved

2017-2	March 16	1. Closure of the shareholders’ registry for dividends for the first quarter of 2017	Approved

2017-3	March 21	1. Phase 2 Sale of automotive steel processing facility	Approved

2017-4	April 18	1. Disposal of treasury stocks as Employee Award	Apporved
		2. Rationalization of FINEX #2 in Pohang Works	Apporved

2017-5	May 10	1. Disposal of shares of POSCO Thainox	—

2017-6	May 29	1. Implementation of a slab scarfing machine in #3 steel casting line in Pohang Works	Apporved
		2. Stabilizing the structures of #5 coke manufacturing factory in Gwangyang Works	Apporved
		3. Implementation of the enterprise system for processing companies	Apporved
		4. Closure of the shareholders’ registry for dividends for the second quarter of 2017	Apporved

2017-7	June 20	1. R&D investment of the powder inserting process for a convertor	Apporved
		2.Maintenance of a hot stove facility of #2 furnace in Pohang Works	Apporved
		3.Replacement of deteriorated facilities of #1 continuous annealing line in #4 cold roll factory in Gwangyang Works	Apporved
		4. Rationalization of a LNG power generator in Gwangyang Works	Apporved

2017-8	July 18	1. Disposal of treasury stocks for the employee awards	Apporved
		2. Carbon emissions trading.	Apporved

2017-9	August 23	1. Closure of the shareholders’ registry for dividends for the third quarter of 2017	Apporved
		2. Change of facility investment plan of PosLX C0	Apporved
		3. Disposal of non-operating facilities in Fe-powder factory	Apporved

2017-10	September 19	1. Improvement of quality level of #2 wire rod in Pohang Works	Apporved

2017-11	October 20	1. Disposal of treasury stocks for the employee awards 2. Replacement of equipment of the wharf in Pohang and Gwangyang Works 3. Supplementation of #4 hot rolled facilities in Gwangyang Works	Apporved Apporved —

2017-12	December 19	1. Replacement of R2 motor and Drive of #2 hot rolled facilities in Pohang Works 2. Rationalization of substations in Gwangyang Works 3. Replacement of equipment of a incinerator in Gwangyang Works	Apporved Apporved Apporved

2018-1	January 19	1. Disposal of treasury stocks for the employee awards	Apporved

2018-2	March 20	1, Implementation of equipment of the wharf in Pohang Works 2. Replacement of a slab scarfing machine in #2 steel casting line in Gwangyang Works 3. Carbon emissions trading	Apporved Apporved Apporved

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the eation, we are requiThe Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors.

The duties of the Audit Committee include:

-	Engaging independent auditors;

-	Approving independent audit fees;

-	Approving audit and non-audit services;

-	Reviewing annual financial statements;

-	Reviewing audit results and reports, including management comments and recommendations;

-	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; and

-	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1) Composition of the Audit Committee (Auditors, as of December 31, 2017)

Name	Qualifications	Remarks

Kim, Joo-Hyun Chung, Moon-Ki Chang, Seung-Wha	Satisfies the requirements stipulated in the Articles of Incorporation	Chairman — —

Composition of the Audit Committee (Auditors, as of March 30, 2018)

Name	Qualifications	Remarks

Chung, Moon-Ki Bahk, Byong-Won Chang, Seung-Wha	Satisfies the requirements stipulated in the Articles of Incorporation	Chairman — —

(2) Major Activities of the Audit Committee (Auditors) (January 1, 2017 ~ March 31, 2018)

Session	Date	Agenda	Approval
2017-1	January 24	○ Deliberation Agenda
		- Pre-approval of audit and non-audit services for POSCO P&S	Approved
		- Assessment of the Audit Committee	Approved
○ Report Agenda
- Report on the operation of the internal accounting control system for the fiscal year of 2016
- The result of internal audit for the fiscal year of 2016 and audit plans for the fiscal year of 2017

2017-2	February 16

○ Deliberation Agenda

- Approval of designation of the director for the internal audit department

- Internal audit result for the fiscal year of 2016

- Assessment of the operation of the internal accounting control system for the fiscal year of 2016

- Approval of the appointment of the external auditor

○ Report Agenda

- External audit result for the fiscal year of 2016

Approved Approved Approved Approved

2017-3	March 29

○ Deliberation Agenda

- Appointment of the Chairman of the Audit Committee

- Approval of audit and non-audit services for POSCO and its subsidiaries

○ Report Agenda

- Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016

Approved Approved

2017-4	April 25

○ Deliberation Agenda

- Audit report on Form 20-F for the fiscal year 2016

○ Report Agenda

- Report on the result of operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016

Approved

2017-5	May 8	○ Report Agenda - External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2017

2017-6	July 26

○ Report Agenda

- Internal audit result on the Consolidated Financial Statements for the first half of 2017

- External auditors’ review result on the Consolidated Financial Statements for the first half of 2017

- The result of internal audit for the first half of 2017 and audit plans for the sencond half of 2017

2017-7	November 1

○ Deliberation Agenda

- Approval of audit services for POSCO-ICPC

- Approval of non-audit services for POSCO Daewoo Corporation

○ Report Agenda

- Internal audit on the Consolidated Financial Statements for the third quarter of 2017

- External auditors’ review on the Consolidated Financial Statements for the third quarter of 2017

Approved Approved

2017-8	December 7	○ Report Agenda - Assessment of the operations of the external auditors in the fiscal year of 2017 - Assessment of directors’ and employees’ observance of ethics in the fiscal year of 2017

2018-1	January 23

○ Deliberation Agenda

- Assessment of the Audit Committee

○ Report Agenda

- Report on the operation of the internal accounting control system for the fiscal year of 2017

- The result of internal audit for the fiscal year of 2017 and audit plans for the fiscal year of 2018

Approved

2018-2	February 12

○ Deliberation Agenda

- Internal audit result for the fiscal year of 2017

- Assessment of the operation of the internal accounting control system for the fiscal year of 2017

○ Report Agenda

- External audit result for the fiscal year of 2017

Approved Approved

Session	Date	Agenda	Approval
2018-3	March 29

○ Deliberation Agenda

- Appointment of the Chairman of the Audit Committee

- Approval of audit and non-audit services for POSCO and its subsidiaries

○ Report Agenda

- Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017

- Assessment of the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017

Approved Approved

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting ofshareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1) Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

				(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	8,580	1,391	10,000	—
Outside Director	4	248	62		—
Members of the Audit Committee	3	205	58		—
Total	12	9,033	615		—

Payment Period: January 1, 2017 ~December 31, 2017
Outside Directors also serving as the members of the Audit Committee are excluded in the count for the
Outside	Directors.

(2) Individual remuneration amount

- N/A

(3) List of Stock Options Presented to the Executives (As of December 31, 2017)

-	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).